CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF PRICESMART, INC.
(Pursuant to Section 242 of the Delaware General Corporation Law)
This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of PriceSmart, Inc., is effective as of February 1, 2024.
1. Article NINTH of the Amendment and Restated Certificate of Incorporation of the Corporation be amended to read in its entirety as follows:
“NINTH: To the fullest extent permitted by the General Corporation Law of Delaware as the same exists or may hereafter be amended, a director or officer of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Any amendment or repeal of, or adoption of any provision inconsistent with, this Article Ninth shall not adversely affect any right or protection of a director or officer of the corporation in respect of any breach of fiduciary duty occurring in whole or in part prior to such amendment or repeal.”
2. That pursuant to resolutions of its Board of Directors, an annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the Delaware General Corporation Law at which meeting the necessary number of shares as required by statue were voted in favor of the amendment.
3. That the aforesaid amendment has been duly adopted in accordance with the applicable provisions of Sections 242 and 222 of the Delaware General Corporation Law.
[Signature page follows]

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IN WITNESS WHEREOF, the Executive Vice President, General Counsel and Secretary of PriceSmart, Inc. has duly executed this Amendment to be effective as of February 1, 2024.

PRICESMART, INC.

By:	/s/ FRANCISCO VELASCO
Name:	Francisco Velasco
Title:	Executive Vice President, General Counsel, Chief Ethics & Compliance Office, and Secretary
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